UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Osteologix, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   68858P 10 4
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                                 (CUSIP Number)

              Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP
                       155 Seaport Blvd, Boston, MA 02210
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 6, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 68858P 10 4              SCHEDULE 13D                Page 2 of 6 Pages
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

   Nordic Biotech K/S
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2. Check the Appropriate Box if a Member of a Group (See Instructions)    (a)|_|
                                                                          (b)|_|
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3. SEC Use Only

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4. Source of Funds (See Instructions)

   OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) |_|

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6. Citizenship or Place of Organization

   United States
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                            7.  Sole Voting Power

                                16,383,061
                            ----------------------------------------------------
        Number of           8.  Shared Voting Power
          Shares
       Beneficially             0
         Owned by           ----------------------------------------------------
           Each             9.  Sole Dispositive Power
        Reporting
       Person With              16,383,061
                            ----------------------------------------------------
                            10. Shared Dispositive Power

                                0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    16,383,061
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) |_|

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13. Percent of Class Represented by Amount in Row (11)

    62.63%
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14. Type of Reporting Person (See Instructions)

    CO
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

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CUSIP No. 68858P 10 4              SCHEDULE 13D                Page 3 of 6 Pages
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Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.0001 (the "Common Stock"), of Osteologix, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is 425 Market Street, Suite 2230, San Francisco, California 94105.

Item 2.  Identity and Background.

         (a)      This Schedule 13D is filed by Nordic Biotech K/S ("Nordic").

         (b) Nordic's business address and principal office is Ostergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

         (c) Nordic is in the business of investing in a number of rapidly developing biotech companies with compounds in early, mid, and late stage clinical development, and retains significant ownership stakes in most of them.

         (d) During the past five years, neither Nordic, nor, to the knowledge of Nordic, any officer, director or control person of Nordic, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Nordic, nor, to the knowledge of Nordic, any officer, director or control person of Nordic, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Nordic was organized under the jurisdiction of the laws of Denmark.

Item 3.  Source and Amount of Funds or Other Consideration.

         The purchase of the shares of Common Stock and related warrants to purchase shares of Common Stock described in Item 4 below for an aggregate purchase price of $3,300,000 was funded by Nordic.

Item 4.  Purpose of Transaction.

         On June 6, 2007, the Company, Nordic and certain other investors (together with Nordic, the "Investors") entered into a securities purchase agreement (the "Purchase Agreement") for the sale of an aggregate of 1,912,877 units, each consisting of two shares of Common Stock and one Common Stock purchase warrant with an exercise price equal to $1.20 per share and an expiration date of August 31, 2008 (a "Warrant" and collectively, the "Warrants"), at a purchase price of $2.64 per Unit for an aggregate purchase price equal to $5,050,000 (the "Transaction"). Pursuant to the Purchase Agreement, Nordic purchased 1,250,000 Units, consisting of 2,500,000 shares of Common Stock and 1,250,000 Warrants, for an aggregate purchase price of $3,300,000. The purpose of Nordic's acquisition of the shares of Common Stock and Warrants in the Transaction was to provide additional capital to the Company in the form of an equity investment.

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CUSIP No. 68858P 10 4              SCHEDULE 13D                Page 4 of 6 Pages
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         In connection with the Transaction, the Company has agreed to provide the Investors rights to register for resale the shares of Common Stock initially issued to the Investors pursuant to the Purchase Agreement as well as the shares of Common Stock issuable upon exercise of the Warrants pursuant to the terms of a registration rights agreement dated as of June 6, 2007 (the "Registration Rights Agreement").

         The sale was consummated on June 6, 2007 (the "Closing Date"). The Company has agreed that it will file with the Securities and Exchange Commission, by no later than five (5) business days after the date of the filing by the Company of its Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2007, a registration statement registering for resale the registrable securities of all Investors other than Nordic. Pursuant to the Registration Rights Agreement, Nordic has the right at any time that is the later of (i) 180 days after the Closing Date and (ii) 30 days after the date of the effectiveness of the registration statement described above to request that the Company prepare and file a registration statement covering the resale of the registrable securities held by Nordic.

         Each of the Purchase Agreement, the Warrants and the Registration Rights Agreement (each a "Transaction Document") sets forth certain other rights and obligations of the parties. The description of each Transaction Document in this Statement is a summary and is qualified in its entirety by the terms of each such Transaction Document, copies of which are made exhibits to this Statement.

Item 5.  Interest in Securities of the Issuer.

         (a) Nordic is the beneficial owner of an aggregate of 16,383,061* shares of Common Stock, representing approximately 62.63%** of the total issued and outstanding shares of Common Stock.

         (b) Nordic has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 16,383,061* shares of Common Stock beneficially owned by it individually.

         (c) Other than the acquisition of the shares of Common Stock reported in Item 4 of this Statement, Nordic has not effected any transaction in the Common Stock of the Company in the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

         (e) Not applicable.

* Consists of 15,133,061 shares of Common Stock owned by Nordic and Warrants held by Nordic to purchase 1,250,000 shares of Common Stock that are currently exercisable.

**    Based on 24,908,440 shares of Common Stock outstanding as of June 6, 2007.

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CUSIP No. 68858P 10 4              SCHEDULE 13D                Page 5 of 6 Pages
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

         The information contained in Item 4 is incorporated herein by reference.

         Nordic is a party to a Registration Rights Agreement dated May 24, 2006 among the Company, Nordic and certain other investors who acquired shares of Common Stock of the Company in the share exchange and share sale described in
Schedule 13D filed by Nordic on May 26, 2006 (the "2006 Transaction"). Pursuant to the Registration Rights Agreement dated May 24, 2006, the Company has filed a registration statement with the Securities and Exchange Commission registering the resale of certain shares of Common Stock acquired by Nordic in the 2006 Transaction.

Item 7.  Material to be Filed as Exhibits.

1 Form of Warrant is incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 7, 2007.

2 Securities Purchase Agreement dated June 4, 2007 is incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 7, 2007.

3 Registration Rights Agreement dated June 4, 2007 is incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 7, 2007.

4 Registration Rights Agreement dated May 24, 2006 is incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on May 31, 2006.

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CUSIP No. 68858P 10 4              SCHEDULE 13D                Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 11, 2007

                                            NORDIC BIOTECH K/S


                                            By: /s/ Florian Schonharting
                                                ------------------------
                                            Name: Florian Schonharting
                                            Title: Principal